BlackRock Allocation Target Shares: Series P Portfolio


77D (g)
Policies with respect to security investments

Effective November 30, 2012, the Fund's principal investment strategies were changed as follows:

The Fund is intended to be used as part of a broader separately managed account program administered directly by BlackRock. The performance and objectives of the Fund should be evaluated only in the context of the investor's complete investment program. The Fund is not designed to be used as a stand-alone investment.
The Fund may invest in a portfolio of securities and other financial instruments, including derivative instruments, in an attempt to provide returns that are the inverse of its benchmark index, the Barclays US
Treasury 7-10 Year Bond Index. The Fund's return is intended to move in the opposite direction of the return of a traditional fixed income fund. Unlike a traditional fixed income fund, the value of the Fund is expected to move in the same direction as that of interest rates. The value of a traditional fixed income fund generally drops as interest rates rise, however, it is expected that the Fund will provide positive returns in a rising interest rate environment. Under normal circumstances, the Fund maintains an average portfolio duration that is within 20% of the inverse duration of its benchmark, as calculated by BlackRock. As of November 18, 2012, the average duration of the Fund's benchmark was 7.46 years, as calculated by BlackRock.
The Fund will seek to pursue its investment objective primarily by investing in derivative instruments that provide returns that are inverse to those available by investing directly in U.S. Treasury securities.
Derivative instruments that the Fund may invest in include, but are not limited to, futures (including U.S.
Treasury futures), options, forward contracts and/or swaps, including interest rate swaps, swaptions and total return swaps.
The Fund may also invest significantly in a variety of short-term fixed income instruments, including but not limited to, U.S. government securities, U.S. government agency securities, securities issued by U.S. government-sponsored enterprises and U.S. government instrumentalities, investment grade corporate bonds, asset-backed securities and mortgage-backed securities.
The Fund will invest in these short-term fixed income instruments in order to generate income to cover some or all of the costs associated with the Fund's derivative positions. The Fund will also invest a significant portion of its total assets in cash and cash equivalents to use for margin requirements for its derivative positions.
The Fund may engage in active and frequent trading of portfolio instruments to achieve its investment objective.
The Fund is classified as non-diversified under the Investment Company Act of 1940, as amended (the
"Investment Company Act").

Effective November 30, 2012, the Fund's fundamental investment restrictions were changed as follows:

The Fund has adopted restrictions and policies relating to the investment of the Fund's assets and its activities. Certain of the restrictions are fundamental policies of the Fund and may not be changed without the approval of the holders of a majority of the Fund's outstanding voting securities (which for this purpose and under the Investment Company Act means the lesser of (i)
67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or
(ii) more than 50% of the outstanding shares).
Under these fundamental investment restrictions, the Fund may not:
(1) Concentrate its investments in a particular industry, as that term is used in the Investment Company Act.
(2) Borrow money, except as permitted under the Investment Company Act.
(3) Issue senior securities to the extent such issuance would violate the Investment Company Act.
(4) Purchase or hold real estate, except the Fund may purchase and hold securities or other instruments that are secured by, or linked to, real estate or interests therein, securities of real estate investment trusts, mortgage-related securities and securities of issuers engaged in the real estate business, and the Fund may purchase and hold real estate as a result of the ownership of securities or other instruments.
(5) Underwrite securities issued by others, except to the extent that the sale of portfolio securities by the Fund may be deemed to be an underwriting or as otherwise permitted by applicable law.
(6) Purchase or sell commodities or commodity contracts, except as permitted by the Investment Company Act.
(7) Make loans to the extent prohibited by the Investment
Company Act.